ENHANCE SKIN PRODUCTS INC.
695 S. Colorado Blvd Suite 480
Denver, Colorado, 80246

March 19, 2010

Jeffrey Gordon
Division of Corporate finance
United States Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE: File No. 0-52755
Enhance Skin Products Inc.
Form 10-K/A for the year ended April 30, 2009
Forms 10-Q for the period ended July 31, 2009 and October 31, 2009

Dear Mr. Gordon,

Regarding point 2 of the SEC correspondence noted above we have attached (page 4,5,6) to this correspondence ITEM 9 Controls and Procedures taken form the 10K under review.  For your review convenience I have highlighted the weakness sited in our report.  This highlighting will not be in the amended 10K.

We are proposing to amend the Conclusions paragraph of item 9.  On the attached document we have put a line through the sentence we which to delete, the italicized sentence is our suggested replacement sentence.

Can you kindly advise us if this is a satisfactory amendment?

Regarding point 4 of the SEC correspondence repeated below.

4. You disclose on page 23 that you "rely very much on the expertise and knowledge of external financial advisors in US GAAP “conversion" who have helped prepare and review the consolidated financial statements."  Please tell us supplementally the name of the external financial advisors to which you are referring.

First I would like to mention my own qualifications and deficiencies.  I am a Canadian Chartered Accountant and received my CA designation while serving with Ernst and Young in Montreal Canada.  I may not be current with US GAAP however my training does allow me to understand the documentation available.  While employed by Ernst and Young I did work on audits of subsidiaries of United States companies.  While in Bermuda I also was employed by AIG in preparing the financial statements as well as participating with the SEC filings; however, this was many years ago.

In preparing financial statements I have one colleague in particular with whom I consult with concerning relevant issues.  This colleague recently received her CA designation while articling with Price Waterhouse

Coopers.  We hope with sufficient growth in sales the Company will be able to employ her to help with our reporting requirements.  The discussions with this colleague result in my understanding and presentation of a concept.  The statements and quarterly reporting is not actually reviewed by this colleague.  The Company does not remunerate her for any time spent on these matters.  The arrangement is very informal.

At this point as my colleague is employed by Price Waterhouse Coopers she has asked for her name to remain anonymous.  I hope you understand.

Our auditors on occasion have sent me excerpts from FASB to help me in preparation of our financial statements and notes.  My training allows me to understand and interpret these regulations when preparing our quarterly filings.

Regarding point 5 of the SEC correspondence regarding Exhibit 31 – Certificates.  We have also attached (page 7) a revised certificate 31.1, the changes have been italicized.  Schedule 31.2 changes will be identical.

Once you have approved of the changes noted above we will file an amended 10K with the changes to the conclusions section of item 9 as well as amended schedules 31.1 and 31.2.  We have also file an amended 10Q for July 31, 2009 and October 31, 2009 with an amended schedule 31.1 and 31.2 for each of these filings.

Kind Regards

/s/ Brian Lukian

Brian Lukian
CFO

ENHANCE SKIN PRODUCTS INC.
695 S. Colorado Blvd Suite 480
Denver, Colorado, 80246

March 19, 2010

Jeffrey Gordon
Division of Corporate finance
United States Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE: File No. 0-52755
Enhance Skin Products Inc.
Form 10-K/A for the year ended April 30, 2009
Forms 10-Q for the period ended July 31, 2009 and October 31, 2009

Dear Mr. Gordon

In connection with the review by the SEC under the above file number the Company would like to make the following statements.

The company is responsible for the adequacy of the disclosure in our filings.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Lukian

Brian Lukian
CFO

ITEM 9.   CONTROLS AND PROCEDURES.

Quarterly Evaluation of Controls

As of the end of the period covered by this annual report on Form 10-K, we evaluated the effectiveness of the design and operation of (i) our disclosure controls and procedures, and (ii) our internal control over financial reporting (the “Evaluation). The evaluators who performed this evaluation were our Chief Executive Officer, Dr. Samuel S. Asculai (the “CEO”) and Brian Lukian our Chief Financial Officer (the “CFO”); their conclusions, based on and as of the date of the Evaluation (i) with respect to the effectiveness of our disclosure controls and (ii) with respect to any change in our Internal Controls that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal controls are presented below.

CEO and CFO Certifications

Attached to this annual report, as Exhibits 31.1 and 31.2, are certain certifications of the CEO and CFO, which are required in accordance with the Exchange Act and the Commission’s rules implementing such section (the "Rule 13a-14(a)/15d-14(a) Certifications"). This section of the annual report contains the information concerning the Evaluation referred to in the Rule 13a-14(a)/15d-14(a) Certifications. This information should be read in conjunction with the Rule 13a-14(a)/15d-14(a) Certifications for a more complete understanding of the topic presented.

Disclosure Controls and Internal Controls

Disclosure Controls are procedures designed with the objective of ensuring that information required to be disclosed in the Company's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”), such as this annual report, is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms. Disclosure Controls are also designed with the objective of ensuring that material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the applicable report is being prepared. Internal Controls, on the other hand, are procedures which are designed with the objective of providing reasonable assurance that (i) the Company's transactions are properly authorized, (ii) the Company’s assets are safeguarded against unauthorized or improper use, and (iii) the Company's transactions are properly recorded and reported, all to permit the preparation of complete and accurate financial statements in conformity with accounting principals generally accepted in the United States.

Limitations on the Effectiveness of Controls

The Company's management does not expect that their Disclosure Controls or their Internal Controls will prevent all error and all fraud. A control system, no matter how well developed and operated, can provide only reasonable, but not absolute assurance that the objectives of the control system are met. Further, the design of the control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of a system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or because the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Evaluation

The CEO and CFO’s evaluation of the our Disclosure Controls and Internal Controls included a review of the controls’ (i) objectives, (ii) design, (iii) implementation, and (iv) the effect of the controls on the information generated for use in this annual report. In the course of the Evaluation, the CEO and CFO sought to identify data errors, control problems, acts of fraud, and they sought to confirm that appropriate corrective action, including process improvements, was being undertaken. This type of evaluation is done on a quarterly basis so that the conclusions

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concerning the effectiveness of our controls can be reported in our quarterly reports on Form 10-Q and annual reports on Form 10-K. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and Internal Controls, and to make modifications if and as necessary. Our external auditors also review Internal Controls in connection with their audit and review activities. Our intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (including improvements and corrections) as conditions warrant.

Among other matters, the Evaluation was to determine whether there were any significant deficiencies or material weaknesses in our Internal Controls, which are reasonably likely to adversely affect our ability to record, process, summarize and report financial information, or whether the Evaluators identified any acts of fraud, whether or not material, involving management or other employees who have a significant role in our Internal Controls. This information was important for both the Evaluation, generally, and because the Rule 13a-14(a)/15d-14(a) Certifications, Item 5, require that the CEO and CFO disclose that information to our Board (audit committee), and our independent auditors, and to report on related matters in this section of the annual report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions". These are control issues that could have significant adverse affect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce, to a relatively low level, the risk that misstatement cause by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Evaluators also sought to deal with other controls matters in the Evaluation, and in each case, if a problem was identified, they considered what revisions, improvements and/or corrections to make in accordance with our ongoing procedures.

Conclusions

Based upon the Evaluation, (i) our disclosure controls and procedures are effective in giving us reasonable assurance that they are designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and (ii) ~~aside from the significant deficiency explained below in Management’s Report Over Internal Controls~~ –(ii) the Company acknowledges they have a significant deficiency explained below in Management’s Report Over Internal Controls and after considering the remedy to overcome this deficiency also explained below in Management’s Report Over Internal Controls - our Internal Controls are effective at that assurance level to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States. Additionally, there has been no change in our Internal Controls that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to affect, our Internal Controls.

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Management’s Report on Internal Controls Over Financial Reporting

Board of Directors and Enhance Skin Products Inc.:

Management of Enhance Skin Products Inc. (the “Company”), is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that  receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and, (iii) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2009, based on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.

Based on this assessment, management determined that, as of April 30, 2009, the Company maintained effective internal control over financial reporting, although we did recognize a significant deficiency.  A significant deficiency is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting.

Although currently we do not identify any material weaknesses in the process of self assessment, we have recognized a significant deficiency in our internal controls.  Currently we do not have sufficient in-house expertise in US GAAP reporting.  Instead, we rely very much on the expertise and knowledge of external financial advisors in US GAAP conversion.  External financial advisors have helped prepare and review the consolidated financial statements.  Although we have not identified any material errors with our financial reporting or any material weaknesses with our internal controls, no assurances can be given that there are no such material errors or weaknesses existing.  Upon obtaining adequate financing we will seek to recruit experienced professionals to augment and upgrade our financial staff to address issues of timeliness and completeness in US GAAP financial reporting.  In addition, we do not believe we have sufficient documentation with our existing financial processes, risk assessment and internal controls.  We plan to work closely with external financial advisors to document the existing financial processes, risk assessment and internal controls systematically.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

ENHANCE SKIN PRODUCTS INC.

/s/  Dr. Samuel S. Asculai
Dr. Samuel S. Asculai
Chief Executive Officer

/s/  Brian Lukian
Brian Lukian
Chief Financial Officer, Acting Principal Accounting Officer

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EXHIBIT 31.1
CERTIFICATION PURSUANT TO 18 U.S.C. SS. 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Samuel S Asculai , certify that:

1.   I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Enhance Skin Products Inc;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant;

     (a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d)    Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

	By:	/s/ Dr. Samuel S Asculai
Date: March ??, 2010		Dr. Samuel S Asculai
President & Chief Executive Officer